Item 77H



As of June 30, 2003, Fiduciary Trust Co. International ("Shareholder") owned 66,069,200.00 shares of the Fund, which represented approximately 56.60% of the outstanding shares of the Fund. As of December 31, 2003, Shareholder owned 1,152,500.00 shares of the Fund, which represented approximately 2.98% of the outstanding shares of the Fund. Shareholder redeemed 26,124,200.00 shares on November 21, 2003 (the "Transaction"). It appears that the Transaction resulted in Shareholder beneficially owning less than 25% of the Fund. Accordingly, Shareholder may be presumed to have ceased to be a controlling person of the Fund on the date of the Transaction. The Fund does not believe this entity is the beneficial owner of the shares of record by this entity.